UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DEVRY EDUCATION GROUP INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

251893103
(CUSIP Number)

April 7, 2014
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251893103	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,348,379 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,348,379 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,379 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Point72 Capital Advisors, Inc. (formerly S.A.C. Capital Advisors, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,348,379 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,348,379 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,379 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (see Item 4)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 56 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 56 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EverPoint Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,775,000 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,775,000 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,000 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,123,435 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,123,435 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,435 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 251893103	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Explanatory Note:

This amendment to Schedule 13G is being filed to reflect effective April 7, 2014 (a) the entry into new investment management agreements with certain investment funds by Point72 Asset Management, L.P.  (“Point72 Asset Management”), Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) and EverPoint Asset Management, LLC  (“EverPoint Asset Management”) and (b) the termination of investment management agreements between each of (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”), (ii)  CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) and (iii) Sigma Capital Management, LLC (“Sigma Management”) and such investment funds which, as previously reported, gave investment and voting power to SAC Capital Advisors LP, CR Intrinsic Investors and Sigma Management with respect to Shares (as defined below) of the Issuer beneficially owned by such investment funds.

Item 1(a)	Name of Issuer:

DeVry Education Group Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

3005 Highland Parkway, Downers Grove, Illinois 60515

Item 2(a)	Name of Person Filing:

Item 2(a) of Schedule 13G is hereby amended to include the following persons:

(i) Point72 Asset Management with respect to shares of Common Stock, $0.01 par value per share (“Shares”), of the Issuer held by certain investment funds it manages;

(ii) Point72 Capital Advisors, Inc. (formerly S.A.C. Capital Advisors, Inc.) (“Point72 Capital Advisors Inc.”) with respect to Shares held by certain investment funds managed by Point72 Asset Management;

(iii) Cubist Systematic Strategies with respect to Shares held by certain investment funds it manages; and

(iv) EverPoint Asset Management with respect to Shares held by certain investment funds it manages.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management, Steven A. Cohen, SAC Capital Advisors LP, CR Intrinsic Investors and Sigma Management have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address or Principal Business Office:

Item 2(b) of the Schedule 13G is hereby amended to include the following information:

The address of the principal business office of (i) Point72 Asset Management and Point72 Capital Advisors Inc. is 72 Cummings Point Road, Stamford, CT 06902; (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173; and (iii) EverPoint Asset Management is 510 Madison Avenue, New York, NY 10022.

Item 2(c)	Citizenship:

Item 2(c) of the Schedule 13G is hereby amended to include the following information:

Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors Inc. is a Delaware corporation.  Cubist Systematic Strategies and EverPoint Asset Management are Delaware limited liability companies.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

251893103

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares of common stock issued and outstanding as of January 29, 2014 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended December 31, 2013.

As of the close of business on April 11, 2014:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 2,348,379
(b) Percent of class: 3.7%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,348,379
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,348,379

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 2,348,379
(b) Percent of class: 3.7%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,348,379
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,348,379

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 56
(b) Percent of class: less than 0.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 56
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 56

4. EverPoint Asset Management, LLC
(a) Amount beneficially owned: 1,775,000
(b) Percent of class: 2.8%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,775,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,775,000

5. Steven A. Cohen
(a) Amount beneficially owned: 4,123,435
(b) Percent of class: 6.5%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 4,123,435
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 4,123,435

6. S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

7. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

8. Sigma Capital Management, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Pursuant to an investment management agreement, EverPoint Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc., Cubist Systematic Strategies and EverPoint Asset Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,348,379 Shares (constituting approximately 3.7% of the Shares outstanding); (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 56 Shares (constituting less than 0.1% of the Shares outstanding); and (iii) EverPoint Asset Management and Mr. Cohen may be deemed to beneficially own 1,775,000 Shares (constituting approximately 2.8% of the Shares outstanding).  Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, EverPoint Asset Management and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐(a)

(a) As of April 7, 2014, each of SAC Capital Advisors LP, CR Intrinsic Investors and Sigma Management ceased to be the beneficial owners of any Shares.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2014

POINT72 ASSET MANAGEMENT, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

EVERPOINT ASSET MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTORS, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC By: /s/ Peter Nussbaum Name: Peter Nussbaum Title: Authorized Person